UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
Date of Report: January 9, 2023
Commission File Number: 001-39307

Legend Biotech Corporation
(Exact Name of Registrant as Specified in its Charter)

 2101 Cottontail Lane
Somerset, New Jersey 08873
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Legend Biotech Announces Notification of Deficiency from The Nasdaq Stock Market LLC

On January 6, 2023, Legend Biotech Corporation (the “Company”) received a notice from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Company is not currently in compliance with Nasdaq’s Listing Rules due to the Company’s failure to file an interim balance sheet and income statement as of and for the quarter ended June 30, 2022 on Form 6-K with the Securities and Exchange Commission. Pursuant to Listing Rule 5250(c)(2), the Company was required to file such Form 6-K no later than six months following the end of the quarter ended June 30, 2022, or December 31, 2022. The Company has not yet filed the required Form 6-K.

The Company issued a press release relating to the foregoing, which is attached to this Form 6-K as Exhibit 99.1.

This Form 6-K, including Exhibit 99.1, is hereby incorporated by reference into the Registration Statements of the Company on Form F-3 (File Nos. 333-257609 and 333-257625) and the Company’s Registration Statement on Form S-8 (File No. 333-239478).

EXHIBIT INDEX

Exhibit	Title
99.1	Press Release, dated January 9, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGEND BIOTECH CORPORATION

Date: January 9, 2023	By:	/s/ Ying Huang
	Name:	Ying Huang, Ph.D.
	Title:	Chief Executive Officer